October 8, 2014

Ms. Sonia Gupta Barros, Assistant Director

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE: Acceleration Request for Crown Castle REIT Inc.

 Registration Statement on Form S-4

 File No. 333-196742

Dear Ms. Barros:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“Securities Act”), Crown Castle REIT Inc. (“Company”) hereby requests acceleration of the effective time of the above-referenced registration statement, as amended (“Registration Statement”), so that it may become effective at 11:00 a.m. (Washington, D.C. time) on October 10, 2014 or as soon as practicable thereafter. The Company is aware of its obligations under the Securities Act as they relate to the securities referenced in the Registration Statement.

Once the Registration Statement is effective, please orally confirm the event with our counsel, Cravath, Swaine & Moore LLP, by calling Stephen Burns at (212) 474-1146 or Johnny Skumpija at (212) 474-1824. We also respectfully request that a copy of the written order from the Securities and Exchange Commission (“Commission”) verifying the effective time and date of the Registration Statement be sent by facsimile to (212) 474-3700, attention: Stephen Burns and Johnny Skumpija.

The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * *

If you have any questions, please contact the undersigned at (713) 570-3076. In my absence, please contact Blake Hawk, Executive Vice President and General Counsel at (713) 570-3155.

Sincerely,
/s/ Jay A. Brown
Jay A. Brown
Senior Vice President, Chief Financial
Officer and Treasurer

Cc:    Jerard Gibson

Cc:    Tom Kluck

Cc:    Stephen Burns

Cc:    Johnny Skumpija